SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                        Commission File Number: 002-90539


                          NOTIFICATION OF LATE FILING

 [x]10-K         [ ]Form 11-K       [ ]Form 20-F         [ ]Form 10-Q
 [ ]Form N-SAR

     For Period Ended: September 30, 2005

 [ ]Transition Report on Form 10-K         [ ]Transition Report on Form 10-Q
 [ ]Transition Report on Form 20-F         [ ]Transition Report on Form N-SAR

     For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                   Applied DNA Sciences, Inc.
Former name if applicable
Address of principal executive office     25 Health Sciences Drive, Suite 113
City, state and zip code                  Stony Brook, New York 11790

                                    PART II
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)



   | (a)  The  reasons  described  in  reasonable  detail  in  Part  III of this
   |      form could not be eliminated without unreasonable effort or expense;
   | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be
[x]|      filed  on or before the 15th calendar day following the prescribed due
   | date; or the subject quarterly report or transition report on Form | 10-Q, or portion thereof will be filed on or before the fifth calendar
   |      day following the prescribed due date; and
   | (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
   |      12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original due date.

                                    PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        James A. Hayward         (631)                444-6861
        ----------------      --------------       ----------------
        (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [x] Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [ ] Yes  [x]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Applied DNA Sciences, Inc.
                  Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  December 30, 2005                    /s/ JAMES A. HAYWARD
                                             --------------------
                                             By: James A. Hayward
                                             Title:  Chief Executive Officer